Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated November 7, 2011

Registration No. 333-174830

This free writing prospectus relates only to the offering referenced below and should be read together with the preliminary prospectus dated November 7, 2011, or “Preliminary Prospectus,” included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-174830) relating to the initial public offering of common stock of Mattress Firm Holding Corp. filed with the Securities and Exchange Commission, or “SEC,” on November 7, 2011.  Unless the context otherwise requires, the terms “Mattress Firm,” “our company,” “the Company,” “we,” “us,” “our” and the like refer to Mattress Firm Holding Corp. and its consolidated subsidiaries.

Amendment 5 to such Registration Statement can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1419852/000104746911009079/0001047469-11-009079-index.htm

The following information supplements and updates the information contained in the Preliminary Prospectus:

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Recent Developments” has been updated to read in its entirety as follows:

Recently completed acquisition

On November 15, 2011, we acquired the leasehold interests, store assets, distribution center assets and related inventory, and assumed certain liabilities, of Mattress Giant Corporation relating to the operation of 55 mattress specialty retail stores and three distribution centers located in the states of Georgia, Missouri, Illinois and Minnesota for a cash purchase price of approximately $8.0 million, subject to inventory and other customary adjustments. Although we believe that this is a growth opportunity for us, we cannot assure you that the Mattress Giant Corporation operations will be successfully integrated into our business.

Financial data for the thirteen weeks ended November 1, 2011

We are in the process of finalizing our financial results for the thirteen-week period ended November 1, 2011 (the end of our third fiscal quarter in fiscal 2011). Based on available information, we expect to report net sales for the thirteen-week period ended November 1, 2011 of $183.5 million, an increase of $52.8 million, or 40.4%, compared to net sales of $130.7 million for the comparable prior year period. The thirteen-week period ended November 1, 2011 included the Labor Day holiday, which is traditionally the largest promoted sales event, and the week including Labor Day is traditionally the highest sales week of the fiscal year. The components of the expected net sales increase are as follows (in millions):

Increase (decrease) in net sales
Comparable-store sales	$23.8
New stores	21.5
Acquired stores	9.2
Closed stores	(1.7)
$52.8

The expected increase in comparable-store net sales represents a 18.6% comparable-store sales increase, which was primarily the result of an increase in the number of customer transactions and, to a lesser extent, an increase in the average net sales per transaction. The expected increase in our net sales from new stores was the result of 100 new stores opened at various times during the twelve fiscal periods ended November 1, 2011, including 25 stores opened during the thirteen-week period ended November 1, 2011, prior to their inclusion in the comparable-store calculation beginning with the thirteenth full fiscal period of operations. The expected increase in net sales for acquired stores was the result of the acquisition of 33 stores during fiscal 2010 from two separate acquisitions in October 2010 and December 2010. We closed 23 stores during the twelve fiscal periods ended November 1, 2011, including five stores during the thirteen-week period ended November 1, 2011, and the reduction in sales during the thirteen-week period ended November 1, 2011 from these closings totaled $1.7 million. We operated 640 stores at November 1, 2011, compared with 538 stores at November 2, 2010. In addition, our franchisees operated 117 stores at November 1, 2011.

Based on available information, we expect to report Adjusted EBITDA for the thirteen-week period ended November 1, 2011 of $27.3 million, compared to $16.4 million for the comparable prior year period, and net income of $12.3 million, compared to $1.9 million for the comparable prior year period. The increase in net income is primarily attributable to the increase in net sales, an increase in the number of stores in operation and a lower effective income tax rate as a result of income tax benefits arising from the anticipated utilization of net operating loss carryforwards for which a valuation allowance against deferred tax assets was provided in prior years. Adjusted EBITDA is not a performance measure under U.S. GAAP. See “—Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data” for a definition of Adjusted EBITDA. The following table contains a reconciliation of (1) our actual net income to Adjusted EBITDA for the thirteen-week period ended November 2, 2010, and (2) our expected net income to our expected Adjusted EBITDA for the thirteen-week period ended November 1, 2011 (in millions):

	Thirteen Weeks Ended November 2, 2010	Thirteen Weeks Ended November 1, 2011
Net income	$1.9	$12.3
Income tax expense	1.8	0.6
Interest expense	7.8	8.5
Depreciation and amortization	3.7	4.2
Intangible assets and other amortization	0.3	0.4
EBITDA	15.5	26.0
Loss (gain) on store closings	0.1	(0.3)
Financial sponsor fees and expenses	0.1	0.1
Vendor new store funds	0.4	0.5
Acquisition related expenses	—	0.1
Other (various)	0.3	0.9
Adjusted EBITDA	$16.4	$27.3

The consolidated financial data for the thirteen weeks ended November 1, 2011 presented above and the expected net sales data are preliminary, and are based upon certain estimates and preliminary information that is subject to completion of our financial closing procedures. All of the financial data presented above has been prepared by and is the responsibility of management. Our independent registered public accounting firm, Grant Thornton LLP, has not audited, reviewed, compiled or performed any procedures, and does not express an opinion or any other form of assurance with respect to any of such data. This summary is not a comprehensive statement of our financial results for the period and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the period are finalized.

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Mattress Firm has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Mattress Firm has filed with the SEC for more complete information about Mattress Firm and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Mattress Firm, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital toll-free at 888-603-5847, UBS Investment Bank toll-free at 888-827-7275 or William Blair & Company toll-free at 800-621-0687.